SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.2)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

DECISIONPOINT SYSTEMS, INC
_________________________________
(Name of Issuer)

Common Stock, $0.001 par value
Series D Convertible Preferred Stock, $0.001 par value
________________
(Title of Class of Securities)

24345A101 and 2435A200
_________
(CUSIP NUMBERS)

Michael T. Taglich, Chairman
Taglich Brothers, Inc.
275 Madison Avenue
 New York, New York 10016
(212) 661-6886
_________________________________
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 3, 2014
____________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Michael N. Taglich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Common Stock: 393,227 Series D Preferred Stock: 8,814
	8	SHARED VOTING POWER Common Stock: 935,647 Series D Preferred Stock: 66,431
	9	SOLE DISPOSITIVE POWER Common Stock: 1,050,190 Series D Preferred Stock: 8,814
	10	SHARED DISPOSITIVE POWER Common Stock: 935,647( ) Series D Preferred Stock: 66,431
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 1,985,837(1) Series D Preferred Stock: 75,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 13.75%(1)(2) Series D Preferred Stock: 10.30%(3)
14	TYPE OF REPORTING PERSON IN

____________
(1) Includes shares issuable upon conversion of the Issuer’s Series D Preferred Stock and Series E Convertible Preferred Stock (“Series E Preferred Stock”) and upon exercise of warrants.  The Certificates of Designation authorizing the issuance of the Series D and Series E Preferred Stock provide that the number of shares which a holder may convert at any time may not exceed that number of shares which would result in the holder becoming the beneficial owner of 4.99% of the outstanding shares of common stock of the Issuer under Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Beneficial Ownership Limitation”). Notwithstanding the Beneficial Ownership Limitation, holders of the Series D Preferred Stock are entitled to vote together with holders of the common stock as a single class on all matters submitted to stockholders for approval, with each share of Series D Preferred Stock entitled to cast a number of votes equal to the number of shares such holder would be entitled to receive upon conversion, currently 14.084506 shares. Holders of the Series E Convertible Preferred Stock are not entitled to vote, except as specifically provided in the Certificate of designation or as required by law. Each share of Series E Preferred Stock is currently convertible into 20 shares of common stock. In computing the number of shares of common stock beneficially owned it is assumed that all shares of Series D Preferred Stock and Series E Preferred Stock have been converted into common stock. In computing voting power, no effect has been given to shares of common stock issuable upon conversion of the Series E Preferred Stock.

(2)  Based on 12,729,563 shares of common stock outstanding as of September 3, 2014, as reported in the Issuer’s proxy statement filed with the SEC on September 10, 2014.

(3) Based upon 730,357 shares of Series D Convertible Preferred Stock (“Series D Preferred Stock”) outstanding at June 30, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Robert F. Taglich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Common Stock: 924,820 Series D Preferred Stock: 46,617
	8	SHARED VOTING POWER Common Stock: 497,394 Series D Preferred Stock: 35,315
	9	SOLE DISPOSITIVE POWER Common Stock: 1,186,269 Series D Preferred Stock: 46,617
	10	SHARED DISPOSITIVE POWER Common Stock: 497,394 Series D Preferred Stock: 35,315
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 1,683,663(1) Series D Preferred Stock: 81,932
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 7.85%(2) Series D Preferred Stock11.22%(3)
14	TYPE OF REPORTING PERSON IN

______________
 (1) Includes shares issuable upon conversion of the Issuer’s Series D Convertible Preferred Stock and Series E Convertible Preferred Stock and upon exercise of warrants.  The Certificates of Designation authorizing the issuance of the Series D and Series E Preferred Stock provide that the number of shares which a holder may convert at any time may not exceed that number of shares which would result in the holder becoming the beneficial owner of 4.99% of the outstanding shares of common stock of the Issuer under Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Beneficial Ownership Limitation”). Notwithstanding the Beneficial Ownership Limitation, holders of the Series D Preferred Stock are entitled to vote together with holders of the common stock as a single class on all matters submitted to stockholders for approval, with each share of Series D Preferred Stock entitled to cast a number of votes equal to the number of shares such holder would be entitled to receive upon conversion, currently 14.084506 shares. Holders of the Series E Convertible Preferred Stock are not entitled to vote, except as specifically provided in the Certificate of designation or as required by law. Each share of Series E Preferred Stock is currently convertible into 20 shares of common stock. In computing the number of shares of common stock beneficially owned it is assumed that all shares of Series D Preferred Stock and Series E Preferred Stock have been converted into common stock. In computing voting power, no effect has been given to shares of common stock issuable upon conversion of the Series E Preferred Stock.

(2)  Based on 12,729,563 shares of common stock outstanding as of September 3, 2014, as reported in the Issuer’s proxy statement filed with the SEC on September 10, 2014.

(3) Based upon 730,357 shares of Series D Convertible Preferred Stock (“Series D Preferred Stock”) outstanding at June 30, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 18, 2014 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D, filed with the SEC on September 22, 2014 ("Amendment No. 1,” and together with the Original Schedule 13D, the "Schedule 13D") with respect to the shares of common stock, par value $0.001 per share (the "Common Stock"), and series D convertible preferred stock, par value $0.001 per share (the "Series D Preferred Stock") of DecisionPoint Systems, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

As a result of the restructuring and change in the composition  of the Board of Directors of the Issuer (the “Board”) resulting from the resignation of five of the members of the Board and the election of five directors to fill the vacancies created by such resignations on October 3, 2014, in settlement of differences between certain of the resigning directors and  Michael N. Taglich and Robert F. Taglich (together, the “Reporting Persons”), the Reporting Persons, John Guttilla, Stanley P. Jaworski, Jr., Paul A. Seid and Magnus G. Thorstenn are no longer deemed to be a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 13d-5(b)(1) promulgated thereunder. The Reporting Persons, Mr. Guttilla, Mr. Jaworski, Mr. Seid and Mr. Thorstenn have terminated the Joint Filing Agreement dated September 16, 2014. The security ownership reported in this Amendment No. 2 does not include the security ownership by Mr. Guttilla, Mr. Jaworski, Mr. Seid and Mr. Thorstenn. This Amendment No. 2 only reports information on the Reporting Persons identified in the cover pages hereto, and not Mr. Guttilla, Mr. Jaworski, Mr. Seid and Mr. Thorstenn.

Item 2. Identity and Background

Item 2 is amended in its entirety to read as follows:

The names of the persons filing this statement on Schedule 13D (collectively, the “Reporting Persons,” and each a “Reporting Person”), and information pertaining to the identity and background of each Reporting Person is set forth below:

(a)	Michael N. Taglich

(b)	The business address for Michael N. Taglich is 275 Madison Avenue, New York, New York 10016.

(c)	Investment Banker.

(d)	Mr. Taglich has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Taglich has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Taglich is a citizen of the United States of America.

(a)	Robert F. Taglich

(b)	The business address for Robert F. Taglich is 275 Madison Avenue, New York, New York 10016.

(c)	Investment Banker.

(d)	Mr. Taglich has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Taglich has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Taglich is a citizen of the United States of America.

Item 3. Source and Amount of Funds

Item 3 is amended in its entirety to read as follows:

The total amount paid for the shares of Series D Preferred Stock, Series E Preferred Stock and Common Stock owned by each Reporting Person was as follows:

	Series D Preferred Stock	Series E Preferred Stock	Common Stock

Michael N. Taglich:	$752,450*+	$150,000	$162,744
Robert F. Taglich:	$374,601	$200,000	$162,744
__
* Includes $353,150 for the purchase of shares by entities with respect to which Michael Taglich and Robert
    Taglich share voting and dispositive power.

+Includes value of shares received as pay-in-kind dividends.

The source of the funds used by the Reporting Persons to acquire the shares to which this Schedule 13D relates was personal funds.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

         On October 6, 2014, the Issuer issued a press release (the " Press Release") announcing that on October 3, 2014, Lawrence Yelin, David M. Rifkin, Jay B. Sheehy, Marc Ferland and Donald Dalicandro had resigned as directors of the Issuer, and James DeSocio was elected as a director of the Issuer, and  that Robert C. Schroeder and James DeSocio, as the remaining members of the Board of Directors, had fixed the number of directors constituting the entire Board at six and elected  Michael N. Taglich, John Guttilla, Stanley P. Jaworski, Jr. and Paul A. Seid as directors of the Issuer to fill the vacancies on the Board in settlement of differences between certain of the resigning directors and the Reporting Persons. In conjunction with the settlement, the Issuer determined to postpone the date of the Annual Meeting of Stockholders to October 28, 2014 (the “Annual Meeting”) and proposed Michael N. Taglich, John Guttilla, Stanley P. Jaworski, Jr., Paul A. Seid, Robert C. Schroeder and James DeSocio as its nominees for election to the Board at the Annual Meeting. The foregoing summary of the Press Release is qualified in its entirety by reference to the full text of the Press Release, a copy of which is attached hereto as Exhibit B and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5 is amended in its entirety to read as follows:

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 12,729,563 shares of common stock outstanding as of September 3, 2014, as reported in the Issuer’s definitive proxy statement filed with the SEC on September 10, 2014, and 730,357 shares of Series D Preferred Stock outstanding as of June 30, 204, as reported in the Issuer’s Quarterly Report on Form 10-Q for the six months ended June 30, 2014) are as follows*:

Michael N. Taglich
(a) Amount beneficially owned:	Percent of class:
Common Stock: 1,985,837* Series D Preferred Stock: 75,245*	13.75% 10.30%
(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
Common Stock: 393,227
Series D Preferred Stock: 8,814
(ii) Shared power to vote or to direct the vote:
Common Stock: 935,647* Series A Preferred Stock: 66,431*

(iii) Sole power to dispose or to direct the disposition of:
Common Stock: 1,050,190
Series D Preferred Stock:8,814
(iv) Shared power to dispose or to direct the disposition of:
Common Stock: 935,647*
         Series D Preferred Stock: 66,431*

Robert F. Taglich
(a) Amount beneficially owned: Common Stock: 1,683,663 Series B Preferred Stock: 81,932	Percent of class: 7.85% 11.22%
(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
Common Stock: 924,820 Series D Preferred Stock: 46,617 Shared power to vote or to direct the vote:
(ii Common Stock: 497,394 Series D Preferred Stock: 35,315 Sole power to dispose or to direct the disposition of:
Common Stock: 1,186,269
(iii) Series D Preferred Stock:46,617

(iv) Shared power to dispose or to direct the disposition of:
            Common Stock: 497,394
            Series D Preferred Stock: 35,315

   (c)      The Reporting Persons have not effected any transaction involving the Issuer's securities within the sixty (60) preceding days.

   (d)       Except for 31,116 shares of Series D Preferred Stock owned as JTWROS with his wife and 35,315 shares of Series D Preferred Stock as to which Michael N. Taglich and Robert F. Taglich have shared voting and dispositive power, no other person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.

____
* Includes shares issuable upon conversion of the Issuer’s Series D Convertible Preferred Stock and Series E Convertible Preferred Stock and upon exercise of warrants.  The Certificates of Designation authorizing the issuance of the Series D and Series E Preferred Stock provide that the number of shares which a holder may convert at any time may not exceed that number of shares which would result in the holder becoming the beneficial owner of 4.99% of the outstanding shares of common stock of the Issuer under Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Beneficial Ownership Limitation”). Notwithstanding the Beneficial Ownership Limitation, holders of the Series D Preferred Stock are entitled to vote together with holders of the common stock as a single class on all matters submitted to stockholders for approval, with each share of Series D Preferred Stock entitled to cast a number of votes equal to the number of shares such holder would be entitled to receive upon conversion, currently 14.084506 shares. Holders of the Series E Convertible Preferred Stock are not entitled to vote, except as specifically provided in the Certificate of Designation or as required by law. Each share of Series E Preferred Stock is currently convertible into 20 shares of common stock. In computing the number of shares of common stock beneficially owned it is assumed that all shares of Series D Preferred Stock and Series E Preferred Stock have been converted into common stock. In computing voting power, no effect has been given to shares of common stock issuable upon conversion of the Series E Preferred Stock.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

         On October 6, 2014, the Issuer issued a press release (the " Press Release") announcing that on October 3, 2014, Lawrence Yelin, David M. Rifkin, Jay B. Sheehy, Marc Ferland and Donald Dalicandro had resigned as directors of the Issuer, and James DeSocio was elected as a director of the Issuer, and  that Robert C. Schroeder and James DeSocio, as the remaining members of the Board of Directors, had fixed the number of directors constituting the entire Board at six and elected  Michael N. Taglich, John Guttilla, Stanley P. Jaworski, Jr. and Paul A. Seid as directors of the Issuer to fill the vacancies on the Board in settlement of differences between certain of the resigning directors and the Reporting Persons. In conjunction with the settlement, the Issuer determined to postpone the date of the Annual Meeting of Stockholders to October 28, 2014 (the “Annual Meeting”) and proposed Michael N. Taglich, John Guttilla, Stanley P. Jaworski, Jr., Paul A. Seid, Robert C. Schroeder and James DeSocio as its nominees for election to the Board at the Annual Meeting. The foregoing summary of the Press Release is qualified in its entirety by reference to the full text of the Press Release, a copy of which is attached hereto as Exhibit B and is incorporated by reference herein.

Item 7.    Material to be filed as Exhibits

Item 7 is amended to add the following exhibit.

                Exhibit B           Press Release.

SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2014

/s/ Michael N. Taglich
Michael N. Taglich

/s/ Robert F.. Taglich
Robert J. Taglich

Exhibit B

DecisionPoint Systems Announces Five New Directors,
Rescheduling of Annual Meeting of Stockholders

IRVINE, CA (October 6, 2014) … DecisionPoint™ Systems, Inc. (OTCQB: DPSI and OTCQB: DPSIP), a leading provider and integrator of Enterprise Mobility and Wireless Applications, announced today a restructuring of its Board of Directors, including the resignations of five former directors and the appointment of five new directors.

Effective as of the close of business on October 3, 2014, James DeSocio, 59, was appointed to the Board and five of the Company’s incumbent directors, Lawrence Yelin, Jay B. Sheehy, David M. Rifkin, Marc Ferland and Donald Dalicandro, resigned from the Board, leaving incumbent director Robert Schroeder and Mr. DeSocio on the Board. Thereafter, Mr. Schroeder and Mr. DeSocio appointed four additional new directors, Michael N. Taglich, 49; John Guttilla, 58; Stanley P. Jaworski, Jr., 64; and Paul A. Seid, 66.  The Board is now comprised of six directors. Mr. Dalicandro was authorized to serve as a Board observer until the end of the applicable term under his employment agreement with the Company.

Interim Chairman of the Board Robert Schroeder commented, “The new Board is very strong in experience, and very well versed in technology and the enterprise.  We believe that DecisionPoint can have a bright future, based on its strong products, its roster of blue-chip customers, and its reputation for systems that deliver what they promise.  Our first order of business is to find a new CEO capable of taking the Company forward with strength and determination.  We also wish the outgoing directors well, and thank them for their service.”

These changes settle differences between the prior Board and the Company’s largest stockholders, Michael N. Taglich and Robert F. Taglich. On September 10, 2014, the prior Board filed a proxy statement with the Securities Exchange Commission in preparation for conducting an annual meeting of stockholders on October 15, 2014. The proxy statement proposed the reelection of the prior Board and the election of Mr. DeSocio as a new, additional director. On September 16, 2014, Michael and Robert Taglich filed a preliminary proxy statement with the SEC, contesting the reelection of the five directors who have now resigned and proposing an alternative slate of directors, including all of the six individuals who now comprise the Board.

The outgoing directors said they believe their efforts have contributed to recent operating improvements at the Company. Nevertheless, it is their belief that the alternative board slate that was proposed would inevitably be elected at the coming annual stockholders meeting.  Therefore, to avoid expense for the Company and to help contribute to a smooth transition on the Board, the outgoing directors have resigned from the Board. Most of them are Company stockholders and wish the Company every success.

Annual Meeting of Stockholders

The newly restructured Board has determined to reschedule the Company’s annual meeting of stockholders from the previously announced October 15, 2014 to October 28, 2014 at 10:00AM EDT. The meeting will be held at the Courtyard by Marriott, New York LaGuardia Airport, 90-10 Grand Central Parkway, East Elmhurst, NY 11369.

The Company expects that, in the near future, it will distribute to its stockholders a revised proxy statement that will propose the election for the coming year of a full slate of directors, including Mr. Schroeder, Mr. DeSocio, Mr. Taglich, Mr. Guttilla, Mr. Jaworski and Mr. Seid.

The new directors are:

James F. DeSocio Jim DeSocio has more than 20 years of international enterprise software sales experience. As the current Executive Vice President of Field Operations at XRS Corporation, he is responsible for enterprise license revenue, professional services sales and implementation and business development and partner programs. Prior to XRS, Mr. DeSocio served as Executive Vice President of Global Sales and Business Development at Antenna Software. From Dec 2007 through June 2012, Mr. DeSocio grew Antenna’s annual bookings fourfold. Prior to that, Mr. DeSocio was Chief Executive Officer of Riskclick Inc., a venture-funded startup focused on developing a cloud-based underwriting solution for the property and casualty insurance market, which was sold to Skywire Software in 2007; the combined company was sold to Oracle in June 2008. Mr. DeSocio also held various roles with Lawson, now Infor, and was leader of its successful IPO. Mr. DeSocio holds a business administration degree from Rutgers University.

Michael N. Taglich
Michael N. Taglich is the Chairman and President of Taglich Brothers, Inc., a New York City-based securities firm that he co-founded in 1992. Taglich Brothers, Inc. focuses on public and private micro-cap companies in a wide variety of industries. Mr. Taglich serves on the Board of Directors of Air Industries Group, an aerospace and defense company (NYSE MKT: AIRI), of which he is Chairman of the Board, and Bridgeline Digital, Inc., a technology company that enables its customers to maximize the performance of their mission-critical websites, intranets and online stores (NASDAQ Capital MKT: BLIN). He also serves as a director of a number of private companies, including BioVentrix, Inc., a privately owned medical device company whose products are directed at heart failure treatment, and Caldera Pharmaceuticals Inc., a drug screening company.  Mr. Taglich brings extensive professional experience, which spans various aspects of senior management, including finance, operations and strategic planning.

John Guttilla
John Guttilla is a principal and director in the financial services department of the public accounting firm of Rotenberg Meril Solomon Bertiger & Guttilla, P.C., whose practice  focuses on providing tax structuring and compliance advice in the areas of real estate, entertainment, brokerage, manufacturing, printing, restaurants and construction.  He is a director and Chairman of the Audit Committee of Orchids Paper Products Company (NYSE MKT: TIS). Rotenberg Meril Solomon Bertiger & Guttilla, P.C. are the independent registered public accountants for Air Industries Group.

Stanley P. Jaworski, Jr.
Stanley P. Jaworski, Jr. has been Vice President Marketing for the Americas of Motorola Solutions, Inc. (NYSE: MSI) since 2009.  Motorola Solutions, Inc. designs, manufactures and sells communications infrastructure, devices, system software and applications, and provides services associated with their use. From 2007 to 2009, Mr. Jaworski was Chief Marketing Officer of VBrick Systems, Inc., which provides enterprise Internet protocol (IP) video solutions for corporate, education, worship, media and government markets worldwide, and from 2005 to 2007, he was Vice President, Worldwide Channel Marketing, of NetApp, Inc., a computer storage and data management company.

Paul A Seid
Paul A. Seid has served as CEO of RST Automation, a hospital instrumentation automation developer, for the last two years. For the past fifteen years he has been President of Strategic Data Marketing, a research and data collection company. Mr. Seid is a director of BG Staffing, Inc. (OTCQB: BGSF), a national temporary staffing company, and BioVentrix, Inc., a privately owned medical device company whose products are directed at heart failure treatment.

About DecisionPoint™ Systems, Inc.
DecisionPoint Systems, Inc. delivers improved productivity and operational advantages to its clients by helping them move their business decision points closer to their customers. They do this by making enterprise software applications accessible to the front-line worker anytime, anywhere. DecisionPoint uses the latest wireless, mobility, and RFID technologies.

For more information on DecisionPoint Systems visit www.decisionpt.com.

Forward-Looking Statements
Except for historical information contained herein, the statements in this news release may include forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause a company's actual results, performance and achievements in the future to differ materially from forecasted results, performance and achievements. These risks and uncertainties are described in the Company's periodic filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events or changes in the Company's plans or expectations.

Contacts:
DecisionPoint Systems, Inc.
Michael P. Roe
Chief Financial Officer
(949) 465-0065

Allen & Caron, Inc.
Rudy Barrio (investors)
r.barrio@allencaron.com
(212) 691-8087

Len Hall (media)
len@allencaron.com
(949) 474-4300